SUPPLEMENTAL DATA	Exhibit 99(p)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended March 31, 2008
(in millions of €)

		Income (loss)				Depreciation
		from investments				and impairments
		accounted for				of property, plant
		using the equity	Financial income	EBIT		and equipment	EBITDA
	Profit(1)	method, net(2)	(expense), net(3)	(adjusted)(4)	Amortization(5)	and goodwill(6)	(adjusted)
	2ndquarter 2008	2ndquarter 2008	2ndquarter 2008	2ndquarter 2008	2ndquarter 2008	2ndquarter 2008	2ndquarter 2008
Sectors and Divisions
Industry Sector	931	3	8	920	80	167	1,167
Industry Automation	371	—	4	367	39	25	431
Drive Technologies	322	1	(1)	322	12	36	370
Building Technologies	109	—	3	106	17	18	141
OSRAM	122	1	—	121	6	51	178
Industry Solutions	121	—	3	118	6	14	138
Mobility	(116)	—	(1)	(115)	1	25	(89)
Energy Sector	6	26	(3)	(17)	17	62	62
Fossil Power Generation	(328)	20	(5)	(343)	4	20	(319)
Renewable Energy	35	1	—	34	—	6	40
Oil & Gas	78	—	(1)	79	7	13	99
Power Transmission	144	5	1	138	2	13	153
Power Distribution	77	—	—	77	3	7	87
Healthcare Sector	341	9	2	330	64	85	479
Imaging & IT	236	2	—	234	27	24	285
Workflow & Solutions	63	—	2	61	1	4	66
Diagnostics	49	2	1	46	36	56	138

Total Sectors	1,278	38	7	1,233	161	314	1,708

Strategic Equity Investments (SEI)	14	14	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	(35)	12	1	(48)	10	44	6
Siemens Financial Services (SFS)	101	17	67	17	1	69	87
Reconciliation to consolidated financial statements
Other Operations	(54)	2	(8)	(48)	8	17	(23)
Siemens Real Estate (SRE)	60	—	(12)	72	—	40	112
Corporate items and pensions	(502)	17	3	(522)	38	8	(476)
Eliminations, Corporate Treasury and other reconciling items	(73)	1	(55)	(19)	2	(16)	(33)

Siemens	789	101	3	685	220	476	1,381

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €0.